May 12, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Attention:	Mr. Max A. Webb
Assistant Director

Re:	The Boeing Company
Form 10-K for the Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 1-00442

Dear Mr. Webb:

Set forth below is the response of The Boeing Company (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to W. James McNerney, Jr., the Company’s Chairman, President and Chief Executive Officer, dated April 29, 2010, relating to the Company’s Form 10-K for the Year Ended December 31, 2009 filed February 8, 2010 and the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed March 15, 2010. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed with our response.

Schedule 14A

1.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

The Company regularly reviews each of its employee compensation programs based on several criteria, including the extent to which any of its compensation practices and policies result in risk to the Company. In addition, the Compensation Committee of the Company’s Board of Directors (the “Committee”) conducts reviews of its executive compensation practices and policies in consultation with the Committee’s outside compensation consultant, Towers Watson. Compensation matters relating to non-executives are managed by the Company’s senior executives, working with the Company’s Human Resources and Administration department and relying on peer data and other advice provided by the outside compensation consultant, subject to Committee oversight.

In addition to these periodic reviews, during first quarter 2010 the Company conducted a targeted review of the extent to which its compensation practices and policies, including the Company’s performance-based and equity compensation programs, resulted in risk to the Company. In light of their extensive knowledge of the development and operation of the Company’s compensation practices and policies, senior members of the Company’s Human Resources and Administration department led the foregoing assessment after consultation with counsel with respect to the requirements of Item 402(s) of Regulation S-K based on its language and the Staff’s discussion of such item in Release No. 33-9089A, dated December 16, 2009. Where appropriate, they sought input from the Company’s Law and Finance departments, together with outside legal advisors and compensation consultant. Like the Company’s periodic compensation program and policy reviews, this effort was undertaken subject to the oversight of the Committee and the Board of Directors, and the Committee reviewed the team’s determination.

The Company considered the factors listed on page 33 of the Proxy Statement in determining that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Company’s assessment included analyses of annual and long-term performance metrics, caps on annual incentive and performance award payouts, share ownership guidelines for executives, individual performance criteria and allocation of incentive awards as between cash and various forms of equity, in each case in an effort to determine whether (and if so, to what extent) these policies and practices generated risk to the Company.

Following this review, the Company concluded that risks arising from our employee compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comment and request that the Staff contact the undersigned at (312) 544-2832 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Gregory C. Vogelsperger
Gregory C. Vogelsperger
Chief Counsel – Securities, Finance & Governance
The Boeing Company